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                                                              EXHIBIT 18.1

                                                              May 17, 1996

Mr. David J. Treinen

Vice President and Chief Financial Officer

MoneyGram Payment Systems, Inc.

7401 West Mansfield Avenue

Lakewood, Colorado 80235

Dear Mr. Treinen:

  Note 1 of the Notes to Financial Statements of MoneyGram Payment Systems, Inc. (the "Company") as of March 31, 1996 and for the three-month periods ended March 31, 1996 and 1995, included in Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Registration Statement"), describes a change in the method of accounting for advertising costs during interim periods. Effective January 1, 1996 the Company elected to expense advertising costs during interim reporting periods on an "as incurred basis". Prior to January 1, 1996, the Company expensed a portion of forecasted annual advertising expense during interim periods based upon the proportion that an interim period's actual transaction volumes bore to forecasted full year transaction volumes.

  Management of the Company has advised us that they believe that the change to expensing advertising costs as incurred during interim periods is to a preferable method in the Company's circumstances for the following reasons:

 . The "Hold Separate Agreement" negotiated with the Federal Trade Commission, as described in the Registration Statement and the financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included therein, requires certain minimum levels of annual and semiannual spending on advertising and promotion of the MoneyGram product. Therefore, during the "hold separate" period, a substantial portion of the expenditures on advertising and promotion are contractually required.

 . In order to effectively compete as an independent publicly held entity against a much larger competitor and expand in the international marketplace, the Company may change its marketing methods as they relate to the advertising and promotion of the product and the period benefited may not be clear enough to meet the requirements of paragraph 16(d) of APB 28 with respect to deferral or accrual of costs.

  Management of the Company, therefore, believes that the change is to a more objective method based upon its current circumstances.

  There are no authoritative criteria for determining a "preferable" method of accounting for advertising costs during interim periods based upon the Company's circumstances; however, we conclude that the change in the method of accounting is to an acceptable alternative method, which, based on the business judgment of the Company's management to make this change for the reasons cited above, is preferable under the Company's circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 1995, and therefore we do not express any opinion on any financial statements of the Company subsequent to that date.

                                          Very truly yours,

                                          Ernst & Young LLP

Denver, Colorado